UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

EXHIBITS.

Exhibit Number	Exhibit Description

1.1	At-the-Market Issuance Sales Agreement, dated October 18, 2019, among Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC and B. Riley FBR, Inc.

5.1	Opinion of Watson Farley & Williams LLP as to the validity of the securities

8.1	Opinion of Baker Botts L.L.P. as to certain U.S. federal tax matters (incorporated herein by reference to Exhibit 8.1 to the registrant’s Registration Statement on Form F-3 (File No. 333-234011) filed with the Securities and Exchange Commission on September 30, 2019)

8.2	Opinion of Watson Farley & Williams LLP as to certain Marshall Islands tax matters (incorporated herein by reference to Exhibit 8.2 to the registrant’s Registration Statement on Form F-3 (File No. 333-234011) filed with the Securities and Exchange Commission on September 30, 2019)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: October 18, 2019

	By:	/s/ Steffen Føreid
		Name:	Steffen Føreid
		Title:	Chief Executive Officer and Chief Financial Officer

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (333-234011) and Form S-8 (333-211840) of the registrant.